Exhibit 99.2
JPMorganChase

Exhibit I
Management Assertion Concerning Compliance
with USAP Minimum Servicing Standards

March 11, 2005

As of and for the year ended December 31, 2004, Chase Home Finance LLC (formerly known as Chase Manhattan Mortgage Corporation) (the "Company") has complied in all material respects with the minimum servicing standards (the "Standards") set forth in the
Mortgage Bankers Association of America's Uniform Single Attestation Program for
Mortgage Bankers ("USAP"). These Standards are applicable only to the Company's prime and subprime mortgage portfolios.

As of and for this same period, the Company had in effect fidelity bond and errors and omissions policies in the amounts of $250,000,000 and $25,000,000 respectively.

/s/ Thomas L. Wind
Thomas L. Wind
Co-Chief Executive Officer
Chase Home Finance LLC

/s/ Scott Powell
Scott Powell
Co-Chief Executive Officer
Chase Home Finance LLC

/s/ Terry L. Gentry
SVP of Servicing
Chase Home Finance LLC